UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Delta Air Lines Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

247361702

(CUSIP Number)

July 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*Explanatory Note:  This Amendment No. 7 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Amendment No. 7 to Schedule 13G filed with the Securities and Exchange Commission on August 8, 2008 by Lord, Abbett & Co. LLC (the “Reporting Person”).  The Reporting Person is filing this Amendment to add additional information to its prior response to Item 6.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247361702

1.	Names of Reporting Persons Lord, Abbett & Co. LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 27,750,818

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 30,598,273

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,698,022

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A

11.	Percent of Class Represented by Amount in Row (9) 10.10%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Delta Air Lines Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1030 Delta Boulevard Atlanta, GA 30320

Item 2.
	(a)	Name of Person Filing Lord, Abbett & Co. LLC.
	(b)	Address of Principal Business Office or, if none, Residence 90 Hudson Street Jersey City, NJ 07302.
	(c)	Citizenship See No. 4 on page 2.
	(d)	Title of Class of Securities See cover page.
	(e)	CUSIP Number See cover page.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See No. 9 on page 2.
(b) Percent of class: See No. 11 on page 2.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See No. 5 on page 2.
(ii) Shared power to vote or to direct the vote See No. 6 on page 2.
(iii) Sole power to dispose or to direct the disposition of See No. 7 on page 2.
(iv) Shared power to dispose or to direct the disposition of See No. 8 on page 2.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Securities reported on this Schedule 13G as being beneficially owned by Lord, Abbett & Co. LLC are held on behalf on investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

As of July 31, 2008, Lord Abbett Affiliated Fund, Inc. had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of securities that is the subject of this Schedule 13G.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2009
Date

/s/ Lawrence H. Kaplan
Signature

Lawrence H. Kaplan/General Counsel
Name/Title